1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

May 23, 2012

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-4561
Attn:	Patrick Gilmore Jaime John

Re:	MicroStrategy Incorporated Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 17, 2012 File No. 000-24435

Dear Mr. Gilmore and Mr. John:

On behalf of MicroStrategy Incorporated (the “Company”), I am responding to the comments contained in the letter dated May 9, 2012 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to Douglas K. Thede, Executive Vice President, Finance & Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “2011 10-K”). The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter.

Item 1A. Risk Factors, page 25

General

Comment:

1.	We note your disclosure in the definitive proxy statement filed April 10, 2012, that you qualify as a “controlled company” under Rule 5615(c)(2) of the Nasdaq Marketplace Rules, which exempts you from certain corporate governance requirements. Please include a risk factor in future filings regarding your reliance on the controlled company exemption or tell us why you believe that a risk factor is not warranted. We note in this regard your related risk factor on page 37 discussing certain risks presented by the company’s two classes of common stock and the control held by your Class B common stockholders.

Response:

In future filings, to the extent that the Company qualifies as a “controlled company” under Rule 5615(c)(2) of the Nasdaq Marketplace Rules, the Company will include a risk factor regarding its reliance, if any, on the controlled company exemption afforded by Rule 5615(c)(2).

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

(d) Property and Equipment, page 76

Comment:

2.	We note that your corporate owned aircraft has a 70% salvage value which is consistent with the salvage value assessed when the aircraft was purchased. We further note your disclosure on page 84 which indicates that in February 2011 your corporate owned aircraft was damaged. Please tell us whether you reassessed the salvage value in light of the damage sustained by the aircraft.

Response:

As disclosed on pages 49 and 76 of the 2011 10-K, the Company periodically reviews the salvage value of its corporate owned aircraft. The aircraft sustained damage in February 2010. The Company has conducted a review of the aircraft salvage value in each quarterly period since that time, including the first quarter of 2012. The Company’s assessments of the aircraft’s salvage value have been based on inspections that were performed initially by the aircraft manufacturer and subsequently by aircraft engineering consultants and personnel hired to repair the aircraft. The Company determined that, following the planned repairs, the damage to the aircraft would not impact the long term value of the aircraft. Accordingly, the Company concluded that no adjustment was required to the salvage value that was assessed at the time that the Company purchased the aircraft. The Company continues to believe that a salvage value of 70% is reasonable. Consistent with this conclusion, the Company also received a Letter of Intent in 2011 from an independent third-party offering to buy the aircraft for an amount greater than the purchase price that the Company had originally paid for the aircraft. The repair process was completed in early May 2012 and the aircraft has since been returned to service.

(h) Revenue Recognition, page 77

Comment:

3.	We note your disclosure on page 79 indicating that you do not include price protection or similar rights in your standard license agreements. However, we further note your disclosure on page 11 which states that you provide financial incentives to your indirect channel partners to market and distribute your products. Please tell us how you reflect these incentives in your financial statements and quantify the amount of incentives provided for each year presented.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Response:

Page 11 of the 2011 10-K contains a reference to financial incentives that the Company pays to “indirect channel partners.” These financial incentives consist of referral fees that the Company pays to third parties for marketing the Company’s products and services and introducing the Company to potential customers or leads. In these cases, the third parties are not reselling or distributing the Company’s products or services, and the referral fees are expensed as a cost of revenue. For the years ended December 31, 2011, 2010, and 2009, the amount of referral fees paid by the Company were approximately $364,000, $473,000, and $430,000, respectively, and are reflected in the Company’s financial statements as a cost of revenue.

As noted on page 79 of the 2011 10-K, the Company also uses resellers and original equipment manufacturers to license and support Company products. In these cases, the third parties resell or distribute the Company’s products and services, with the only financial incentive from the Company being contractually agreed upon commercial discounts. Any revenue that the Company recognizes from these transactions is recorded net of those discounts.

In future filings, the Company will explain the difference between the referral fee arrangements and the arrangements for reselling and distributing the Company’s products and services and how the Company accounts for these two types of financial incentives.

* * *

The Company has sought to address the staff’s comments with respect to this filing in the responses contained herein and therefore has not filed an amendment to the 2011 10-K.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses answer the staff’s questions, but, please contact the undersigned at (703) 714-1079 if you have any further questions or would like to discuss our responses.

Very truly yours,

/s/ Douglas K. Thede Douglas K. Thede
Executive Vice President, Finance &
Chief Financial Officer

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